FAEGRE DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 Phone

(215) 988-2757 Fax

March 17, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Ashley Vroman-Lee, Esquire

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:       Copeland Trust Nos. 333-169806 and 811-22483

(the “Registrant”)

Dear Ms. Vroman-Lee:

This letter is in response to your comments provided via telephone on March 10, 2021, regarding Post-Effective Amendment No. 43 to the Registrant’s registration statement for the Copeland Dividend Growth Fund (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on January 29, 2021:

1.	Comment: Please disclose the 0.10% shareholder servicing fee for the Class I shares in the Prospectus Fee and Expense Table.

Response: Registrant will disclose the 0.10% shareholder servicing fee for the Class I shares in the Prospectus Fee and Expense Table by adding it as a separate sub-item under “Other Expenses” labeled “Shareholder Servicing Fee.”

2.	Comment: Footnote 3 to the Fee and Expense Table states that the contractual fee waiver/expense reimbursement is subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved without exceeding the lesser of the expense limitation in effect at the time of the deferral and at the time of the repayment. Please confirm that any such repayment will not cause the expense ratio to exceed the lesser of expense limitation in place at the time of the waiver/expense reimbursement and the expense limitation in effect at the time of the repayment.

Response: The Registrant confirms that any such repayment will not cause the expense ratio to exceed the lesser of the expense limitation in place at the time of the waiver/expense reimbursement and the expense limitation in effect at the time of the repayment. The Registrant will clarify the disclosure as follows: “…if such recoupment can be achieved without exceeding the lesser of the expense limitation in effect at the time of the ~~deferral~~ waiver/expense reimbursement and the expense limitation in effect at the time of the repayment.”

3.	Comment: The Staff notes that the 2020 fiscal year portfolio turnover rate has not been provided in this filing. If the portfolio turnover is greater than 100%, please include appropriate risk disclosure of active trading of the portfolio securities.

Response: The Registrant confirms that the 2020 portfolio turnover exceeded 100% and respectfully notes that “Turnover Risk” is included in the Prospectus as a principal risk.

4.	Comment: Please include microcap stock risk to the Prospectus, if it is applicable.

Response: Registrant does not currently invest in micro capitalization stocks as a principal investment strategy and therefore does not believe that it would be appropriate to add this risk to the Prospectus. Registrant intends to add the following microcap risk to the non-principal risk section of the Statement of Additional Information in the event that a micro capitalization stock meets the Registrant’s dividend growth criteria:

“Micro Capitalization Stock Risk. Equity securities of micro capitalization companies are subject to greater price volatility, lower trading volume and less liquidity due to, among other things, such companies’ small size, limited product lines, limited access to financing sources and limited management depth. In addition, the frequency and volume of trading of such securities may be less than is typical of larger companies, making them subject to wider price fluctuations. In some cases, there could be difficulties in selling securities of micro capitalization companies at the desired time.”

5.	Comment: The Staff notes that the principal risks are listed in alphabetical order, with the exception of Cybersecurity Risk. Please re-order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks of the Fund, the remaining risks may be listed in alphabetical order. See ADI 2019-08.

Response: The Registrant recognizes the SEC’s Guidance (ADI 2019-08), but respectfully declines to change the order in which it discloses its Principal Risks.

The sections of the Registrant’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as all of the risks listed are risks that the Registrant has determined to be principal, the Registrant believes it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing conditions. As such, the order of magnitude may fluctuate during the time period that the Registrant’s Prospectus is effective, potentially rendering the order chosen as of the effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, the Registrant is concerned that asking funds to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

6.	Comment: Investing in ETFs is listed as a principal risk in the Prospectus. Please also disclose the ability to invest in ETFs in the discussion of the Registrant’s principal investment strategy and also include any Acquired Fund Fees and Expenses (“AFFE”) in the Prospectus Fee and Expense Table if required by Form N-1A.

Response:   Investing in ETFs is no longer a principal investment strategy of the Registrant and Registrant will remove ETF risk from the list of principal investment risks. The Registrant will include AFFE in the Prospectus Fee and Expense Table if required by Form N-1A.

7.	Comment: The Staff notes that fiscal year-end data required to be disclosed in the Statement of Additional Information has not been provided in this filing. The Registrant will be required to file another Post-Effective Amendment to include the missing information.

Response: The Registrant’s annual update to its registration statement will be filed on or before March 30, 2021 and Registrant will include the missing information and also the changes noted in this response in that Post-Effective Amendment.

8.	Comment: In the Statement of Additional Information, please confirm that the following sentence under “Investment Restrictions – Concentration” should be deleted as a result of the changes in the Registrant’s investment strategy: “This weight may then fluctuate with market price changes until a sector signal is received, upon which it may be rebalanced back to its target weight.”

Response: The Registrant will delete the identified sentence, as it is no longer applicable.

The revised disclosures will be contained in Registrant’s Post-Effective Amendment No. 44 to the Registrant’s registration statement to be filed under Rule 485(b) of the Securities Act of 1933, as amended, on or before the effective date of the Post-Effective Amendment.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara